Exhibit 99.2

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Management's Discussion & Analysis ("MD&A") is intended to help the reader understand the Global Green Matrix Corp. (“Global Green” or the “Company”) financial statements.  The information provided herein should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2012 and audited financial statements for the year ended December 31, 2011 and related notes attached thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).   Except as otherwise disclosed, all dollar figures in this report are stated in Canadian dollars.  The effective date of this report is August 27, 2012.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.  See “Forward-looking Information and Statements” that are subject to risk factors set out in a cautionary note contained herein.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

Overview

Global Green provides environmentally sound, economically feasible technologies to convert a wide variety of waste streams into useable products. With the acquisition of a newly developed frac water heating system and Intercept Rentals, the Company will continue to market its technologies to the resource sector in both Canada and USA.

PowerMaster (Inergy Plus Technologies Inc.)

On December 10, 2011, the Company signed a definitive Distribution/Dealer License Agreement with Inergy Plus Technologies Inc. (“Inergy Plus”). The agreement provides Global Green with the exclusive right to utilize Inergy Plus’ technologies for Canada including the right to license, sell, operate and provide warranty services. The primary technology is called the ReCyclone Advanced Gyroscopic Mill, also called the “PowerMaster.” The license to Global Green includes all current and future applications for the PowerMaster as registered with the United States Patent and Trademark office and all present and future intellectual property rights related to Inergy’s technologies during the 10 year term of the agreement.

The Powermaster – AGM is the core component in a proven, cost effective, advanced waste management system that immediately reduces the amount of materials being directed to existing landfills and sets the stage for the elimination of landfills in their entirety. Through the sale and use of the Powermaster – AGM technology Global Green will be able to service the demands of the large and growing waste management industry in Canada. The Company will be the leader in providing small and medium scale, low cost, highly efficient and high margin waste management systems to a broad range of clientele.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Overview (cont’d)

PowerMaster (Inergy Plus Technologies Inc.) (cont’d)

The Powermaster – AGM (Advanced Gyroscopic Mill)

The Powermaster – AGM grinds, dehydrates, and separates components of domestic and commercial waste, resulting in revenue from recyclables and a viable refuse derived fuel. It accomplishes all of this in a very cost effective fashion, with low maintenance and associated operating costs. Combined with other proprietary and “off the shelf” components like shredders, metal separators and screens a Powermaster – AGM will handle 30,000 tons of municipal solid waste annually with modular expansion capabilities available as volumes and needs increase.

I-Des and DryVac

On December 23, 2011, the Company signed a Distribution Agreement with I-Des Inc. and DryVac Services Canada Inc. (“I-Des and DryVac”). The Distribution Agreement gives Global Green the exclusive right to exploit the technologies developed and owned by I-Des and DryVac for a period of 2 years for all of Canada, in return for a onetime payment in the amount of $250,000. The Distribution Agreement allows for renewal of the term for an additional two (2) years provided that 60 days notice is given by the Company and that it is not in default with any terms of the agreement.

On January 23, 2012, the Company signed an amendment to the Distribution Agreement to obtain additional rights to sell DryVac units in the State of Utah, USA. In consideration of the additional territory, the Company has paid an additional distributor fee to I-Des and DryVac in the amount of US$150,000.

Acquisition of Intercept Rentals

On March 19, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement, subject to TSX Venture Exchange final approval. Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

Under IAS, the deemed purchase price of $1,620,000 (per agreement - $1,440,000) was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share (per agreement - $0.12 per share). As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company has granted to the former shareholders of Intercept Rentals, or its nominee, a 10 percent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

Letter of Intent with Westcan Solutions Inc.

On May 29, 2012, the Company signed a Letter of Intent (“LOI” or the “Agreement”) with Westcan Solutions Inc. (“Westcan”) to acquire all of the issued and outstanding shares of Westcan. Westcan is the sole holder of all of the issued and outstanding shares of Chemicals by Sterling Ltd., both companies being at arms-length in relation to the Company.

Chemicals by Sterling Ltd. is a Saskatchewan registered, private company that provides a complete line of proprietary, custom blended and commodity chemicals for Western Canadian petroleum and natural gas exploration, development and production companies. Chemicals by Sterling ltd. is a diversified and dynamic company that provides effective and economical technical-based solutions to their customers throughout the industry. Since its establishment in 1986, Chemicals by Sterling has prided itself in providing the highest level of products and services to its clients.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Overview (cont’d)

Letter of Intent with Westcan Solutions Inc. (cont’d)

Under the LOI, GGX would purchase all the issued and outstanding shares of Westcan for an aggregate purchase share price of $2,033,000, payable as to $10,000 cash, the repayment of debt in the amount of $33,000 and the issuance of 12,437,500 common shares of the Company at a deemed price of $0.16 per share. The common shares of the Company issued to be vendor will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. The completion of the proposed purchase is subject to a number of conditions including, negotiation and execution of a definitive agreement, receipt of all required regulatory approvals, including approval of the TSX Venture Exchange and completion of due diligence investigations of the Company.

On August 9, 2012, the Company announced that because the conditions to LOI were not met, all efforts to complete the transaction have ceased. The LOI between GGX and Westcan has therefore been cancelled by mutual consent.

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended June 30, 2012:

	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
Revenue ($)	24,718	118,570	nil	nil	nil	nil	nil	nil
Net loss ($)	(381,317)	(224,607)	(287,032)	(116,195)	(82,994)	(67,635)	(249,818)	(62,265)
Basic and diluted loss per share ($)	(0.01)	nil	(0.01)	(0.01)	nil	nil	(0.02)	nil

The variation between the quarters is due to changes that reflect the change in corporate and business development activities during those quarters. In addition, the variation in loss over the fiscal quarters is also attributable to write-down of certain investments and acquisition of licenses and Intercept Rentals.

Results of Operations

This review of the results of operations should be read in conjunction with the condensed interim consolidated financial statements for the six months ended June 30, 2012:

Overall, losses from operations were $605,924 for the six months ended June 30, 2012 compared to $150,629 for the six months ended June 30, 2011.  The increase of $455,295 in operating expenses for the periods ending June 30, 2012 and 2011 are attributed to the following:

Salaries and wages was $144,876 (2011 - $nil) for the six months ended June 30, 2012 as the Company started paying Intercept Rentals’ employees after the acquisition.

Amortization was $99,427 (2011 - $nil) and depreciation was $54,539 (2011 - $nil) for the six months ended June 30, 2012 as the Company acquired DryVac and PowerMaster licenses and Intercept Rentals’ property, plant and equipment.

Marketing and conferences was $52,979 (2011 - $nil) for the six months ended June 30, 2012.  The change was mainly due to paying consultants for presentations made in London, Geneva, Zurich, Brussels and Paris.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Results of Operations (cont’d)

Consulting fees was $91,317 (2011 - $39,500), professional fees was $74,029 (2011 - $26,187), and travel was $67,023 (2011 - $403) for the six months ended June 30, 2012.  The increase was mainly due to paying fees and expenses relating to acquisition of DryVac and PowerMaster licenses and Intercept Rentals.

Capital Commitments

The Company had no commitments for property, plant and equipment expenditures for 2012.  The Company expects that any property and equipment expenditures incurred, based on future needs, will be funded from working capital and/or from operating or capital leases.

Liquidity and Capital Resources

As of June 30, 2012, the working capital deficiency was $472,742 as compared to working capital of $625,979 as at December 31, 2011.

The Company’s cash position decreased by $669,920 to $11,052 as of June 30, 2012 as compared to a cash balance of $680,972 as at December 31, 2011. The Company used $451,808 in operating activities for the six months ended June 30, 2012.  During the six months end June 30, 2012, the Company received $947,822 from financing activities and used $1,165,934 in investing activities.

The Company believes that the remaining balance of cash will not be sufficient to meet its current working capital requirements over the fiscal year and any shortfall that may occur will be funded through the issuance of common shares and loans from related parties.

Going Concern

The Company incurred a net loss for the six months ended June 30, 2012 of $605,924 (2011 - $150,629) with a total cumulative operating deficit of $11,890,621 (December 31, 2011 - $11,284,697).  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to amortization of licenses, depreciation of property, plant and equipment, fair value measurements for financial instruments and share-based payments and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

Related Party Transactions

Key management personnel compensation

	Six Month Periods Ended
	June 30, 2012	June 30, 2011
Short-term employee benefits - management	$60,000	$60,000
Office rent	1,700	3,000
	$61,700	$63,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

Related party balances

The following amounts due to related party are included in trade and other payables:

	June 30, 2012	December 31, 2011
Officer of the Company	$11,592	$3,963

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Outstanding Share Data

Authorized

The authorized capital of the Company consists of an unlimited number of common voting shares and an unlimited number of preferred non-voting shares.

Common Shares

As at June 30, 2012 and August 27, 2012 (date of report), there were 70,526,462 (December 31, 2011 - 45,382,697) common shares outstanding.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Common Shares (cont’d)

Private placements and other share issuance

For the six month period ended June 30, 2012

1)
On February 9, 2012, the Company completed private placement financing of 13,143,765 units for gross proceeds of $1,182,939.   Each unit consists of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totaling $63,591 cash and 706,564 finder's warrants. Each finder's warrant is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

2)
As described earlier, the Company acquired Intercept Rentals for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date.

Subsequent to the period end, the Company announced a non-brokered private placement consisting of 5,555,555 units (the “Units”) at a price of $0.09 per unit for gross proceeds of up to $500,000. Each Unit is comprised of one common share of the Company and one share purchase warrant (the “Warrant”). Each Warrant entitles the subscriber to purchase one additional common share of the Company for a period of 24 months from the closing date at a price of $0.18 per share.

The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.35 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice.

Stock Options

As of December 31, 2011, June 30, 2012, and August 27, 2012 (date of report), there were no stock options outstanding.

Warrants

As of June 30, 2012 and August 27, 2012 (date of report), there were 29,248,663 share purchase warrants outstanding.

During the quarter, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an original expiry date of July 13, 2012, have been extended by one year and will now expire on July 13, 2013. These warrants were originally issued July 13, 2010.  All other terms and conditions of these warrants remain the same.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Financial Instruments

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1   -   quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2   -   inputs other than quoted prices included in Level 1 that are observable for the asset or liability, eitherdirectly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3   -   inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash is classified as Level 1.

As at June 30, 2012, the carrying values of cash, trade and other receivables, trade and other payables, and loans and borrowings approximate their fair values due to their short terms to maturity.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash and trade and other receivables. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Financial instruments included in trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At June 30, 2012, the Company’s exposure to credit risk is minimal

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

As at June 30, 2012, the Company had a cash balance of $11,052 (December 31, 2011 - $680,972) to settle current liabilities of $1,372,534 (December 31, 2011 - $286,997).

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Financial Instruments (cont’d)

Financial risks (cont’d)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)     Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  As of June 30, 2012, the Company did not have any investments in investment-grade short-term deposit certificates. The Company’s loans payable bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)     Foreign currency risk

The Company does not have any balances denominated in a foreign currency and believes it has no significant foreign currency risk.

c)     Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Risks and Uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favourable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the quarter ended June 30, 2012 and 2011.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

GLOBAL GREEN MATRIX CORP.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

Forward-looking Information and Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of current licensing, unanticipated reclamation expenses; fluctuations in commodity prices; fluctuations in foreign currency exchange rates, accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the reclamation and environment industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation for reclamation and/or environmental operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management reviews periodically information reflected in forward-looking statements.  The Company has and continues to disclose in its Management Discussion & Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml and on the Company’s website at www.globalgreenmatrix.com.